* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED

12:01 A.M. STANDARD TIME AS
457PB0866	10/09/09	10/05/09	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO
The Coventry Group/ c/o CITI Fund Serv

Amend Declarations

It is agreed that: The following checked items are amended on the Declarations Page:

☑	Item 1.	Name of Insured / Principal Address:
		From:	THE COVENTRY GROUP/THE COV FUNDS TRUST
100 Summer Street
Boston, MA 02110

		To:	The Coventry Group/ c/o CITI Fund Services
100 Summer Street
Boston, MA 02110

☐	Item 2.	Bond Period:
From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☐	Item 3.	Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A — Fidelity	$	$
Insuring Agreement B — Audit Expense	$	$
Insuring Agreement C — Premises	$	$
Insuring Agreement D — Transit	$	$
Insuring Agreement E — Forgery or Alteration	$	$
Insuring Agreement F — Securities	$	$
Insuring Agreement G — Counterfeit Currency	$	$
Insuring Agreement H — Stop Payment	$	$
Insuring Agreement I — Uncollectible Items of Deposit	$	$
Optional Coverages Added by Rider:

	$	$
	$	$
	$	$
	$	$
	$	$

☐	Item 4.	Offices or Premises Covered: The following offices or premises are added:
This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB028 Ed. 7-04
© 2004 The Travelers Companies, Inc.